AGFA

Legal Department

Jo Crols/Claire Dascotte

03 OCT 23 AM 7:21

www.agfa.com

Agfa-Gevaert N.V.
Septestraat 27 - B-2640 Mortsel-België

tel. +32 (0) 3 444 7293
fax. +32 (0) 3 444 7229

Securities and Exchange Commission
Att. :Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A.

By special courier

03032846

SUPPL

October 13, 2003

Dear Sirs,

Re : SEC File Number 82-4958

Please find herewith a copy of the information that has been made public by Agfa-Gevaert N.V. (registered with the SEC under the captioned file number) with respect to the taking-over of the Esko-graphics'newspaper activities.

The document attached herewith is the Press Release.

This information has been filed today (i) with the Belgian Banking and Finance Commission, and (ii) with the Frankfurt Stock Exchange.

Yours sincerely,

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

J. Crols
Ass. General Counsel

10/27

g:\jurid\corp\nv\beurs\secoccas.doc



Agfa takes over Esko-Graphics' newspaper activities

Agfa to provide continued support and services to DMX platesetter and EskoNet workflow software customers

Press release

Mortsel, October 13, 2003

At the opening of IfraExpo 2003, Esko-Graphics and Agfa-Gevaert today announce they have signed an agreement whereby Agfa will take over all service and support obligations towards Esko-Graphics' DMX platesetter and EskoNet newspaper workflow software customers and distribution partners.

Esko-Graphics earlier this year announced its strategic intention to focus on core business areas in the commercial printing and packaging markets, and to divest a number of other activities including those targeting the newspaper industry.

Under the agreement, Esko-Graphics' technical support staff for DMX platesetters, both in the central competence center and worldwide in the field, will transfer to Agfa. The EskoNet software development and support teams will also transfer. In total about 20 staff will transition.

Support for Elaplan newspaper workflow customers will remain with Esko-Graphics.
"Agfa welcomes Esko-Graphics' reputable DMX and EskoNet customers", says Etienne Van Damme, Agfa's Senior Vice-President of Business Development. "We are committed to the newspaper industry, and look forward to grow the relationship for mutual business success."

Existing DMX customers will have the opportunity to order additional DMX units through Agfa for a limited period. Agfa will provide support, service and spare parts to all customers through its worldwide customer service and support organization.
The next version of the EskoNet software (version 2.1) will be completed under Agfa's direction and will be made available to the installed base. Going forward, EskoNet customers can expect a full migration path into both current and future workflow systems.

"There is no doubt that we have reached an agreement with a key player in the newspaper market", says Kim Graven-Nielsen, President and CEO of Esko-Graphics. "We are convinced we have found in Agfa a strongly committed partner that brings our newspaper customers a solid platform for continued support, ensures protection of their investments, and offers them a viable growth path into the future."

Esko-Graphics will continue to provide full service and support to its customers during a brief transition period.

Contact:

Agfa-Gevaert

Johan Jacobs
Corporate Press Relations Manager
Tel.: +32 (0)3 444 80 15
Fax: +32 (0)3 444 74 85
johan.jacobs@agfa.com